Exhibit 99.6

FLAMEL TECHNOLOGIES
Société Anonyme with a share capital of Euros 2 596 587,12
Registered Office:
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX – France

R.C.S LYON B 379 001 530

SPECIAL REPORT ON STOCK OPTIONS

Year Ended December 31, 2003

In accordance with article L. 225-184 NRE (New Economic Regulation Laws), we give you on this report the informations concerning stock options granted or exercised during year 2003.

     1- OPTIONS GRANTED DURING THE YEAR

          - Concerning directors

			Price
Beneficiaries	Function	Number	(Euros)	Maturity
SOULA Gérard	Président Directeur Général	200 000	4,32	march 2013
		5 000	9,88	june 2013
		200 000	20,81	dec. 2013

          - Concerning employees

			Price
Beneficiaries	Function	Number	(Euros)	Maturity
DANAGUEZIAN	Financial Controller	60 000	4,32	march 2013
		5 000	9,88	june 2013
		40 000	20,81	dec 2013
MALLET Marc Antoine	VP Operations and Plannings	100 000	20,81	dec 2013
BUNT Ton	Business Developement	100 000	20,81	dec 2013
WILLARD Stephen	CFO	200 000	4,32	march 2013
		100 000	20,81	dec 2013

     1. OPTIONS GRANTED DURING THE YEAR (continued)

			Price
Beneficiaries	Function	Number	(Euros)	Maturity
CASTAN Catherine	Directeur Galénique	5 000	9,88	june 2013
		40 000	20,81	dec. 2013
FAVRE Géraldine	Cadre Ressources Humaines	40 000	4,32	march 2013
		5 000	9,88	dec. 2013
HANRAS Katerine	Directeur Analyses	5 000	9,88	june 2013
		40 000	20,81	dec. 2013
SOULA Olivier	Directeur Nanotechnologie	5 000	9,88	june 2013
		40 000	20,81	dec. 2013
NICOLAS Florence	Cadre de Recherche Senior	5 000	9,88	june 2013
		20 000	20,81	dec 2013

     2- OPTIONS EXERCICED DURING THE YEAR

          - Concerning directors

			Price
Beneficiaries	Function	Number	(Euros)	Exercice Date
SOULA Gérard	Président Directeur Général	60 000	4,75	sept 2003

          - Concerning employees

			Price
Beneficiaries	Function	Number	(Euros)	Exercice Date
PERRIN Patrick	Directeur Administratif	50 000	4,75	june 2003
	et Financier	30 000	4,86	july 2003
		2 500	2,77	june 2003
HUILLE Sylvain	Cadre de recherche senior	5 000	4,75	may 2003
		9 000	4,75	july 2003
		6 000	4,75	august 2003
LECOMTE Jean-Pierre	Cadre de recherche sénior	5 000	4,75	april 2003
		15 000	4,75	may 2003

			(Euros)
Beneficiaries	Function	Number	Price	Exercice Date
MEYRUEIX Rémi	Directeur scientifique	7 000	4,75	june 2003
		8 000	4,75	july 2003
		5 000	4,75	Sept. 2003
CHEONG CHAN You Ping	Directeur Chimie	5 000	4,75	Sept 2003
WILLARD Stephen	CFO	32 500	7,58	Oct. 2003
		67 500	7,58	Nov. 2003

The Board of Directors